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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

TRAMMELL CROW COMPANY
(Name of Issuer and Person Filing Statement)

Common Stock, $.01 par value
per share
(Title of Class of Securities)

001-753-89288R10-6
(CUSIP Number of Class of Securities)

Robert E. Sulentic
Chairman and Chief Executive Officer
Trammell Crow Company
2001 Ross Avenue, Suite 3400
Dallas, Texas 75201
(214) 863-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Christopher Kirk Trammell Crow Company 2001 Ross Avenue, Suite 3400 Dallas, Texas 75201 (214) 863-3000	P. Gregory Hidalgo Vinson & Elkins L.L.P. 3700 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201 (214) 220-7700

CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee

$69,999,993	$8,869

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 4,444,444 shares of common stock are purchased for $15.75 per share.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $8,869	Filing Party: Trammell Crow Company
Form or Registration No.: Schedule TO	Date Filed: September 3, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 3, 2004 (the "Schedule TO") by Trammell Crow Company, a Delaware corporation (the "Company"), relating to a tender offer by the Company for up to 4,444,444 shares of the Company's common stock, par value $0.01 per share, at a price not greater than $15.75 nor less than $13.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated September 3, 2004, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer."

        This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities and Exchange Act of 1934. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11.

        Items 1 through 11 of the original Schedule TO are hereby amended and supplemented as follows:

  (1)
  On page vii of the Offer to Purchase in the Section entitled "Summary Term Sheet", the last bullet point under the question "Are there any material conditions upon Trammell Crow Company's obligation to complete the Offer?" is amended by adding the phrase "material and adverse" after the word "Any."

  (2)
  On page 10 of the Offer to Purchase under the Section entitled "Withdrawal Rights", the first sentence in the ultimate paragraph of that Section is amended by adding the following sentence after the first sentence of that paragraph:

      Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

  (3)
  On page 12 of the Offer to Purchase under the Section entitled "Conditions of the Offer", the first sentence of that Section is amended by deleting the phrase "prior to the time we accept shares for payment" and substituting the phrase "at any time on or after September 3, 2004 and prior to the Expiration Date."

  (4)
  On page 13 of the Offer to Purchase under the Section entitled "Conditions of the Offer", the penultimate bullet point of that Section is amended by adding the phrase "material and adverse" after the word "threatened."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRAMMELL CROW COMPANY
By:	/s/ J. CHRISTOPHER KIRK J. Christopher Kirk Executive Vice President, General Counsel and Secretary

Dated: September 20, 2004

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  ITEMS 1 THROUGH 11.
SIGNATURE